Chorus Communications Group, Ltd.

January 15, 1998

Dear Shareholder:

Continuously enhancing our service to our customers and shareholders is a top priority at Chorus Communications Group, Ltd. To that end, we are pleased to announce we have appointed Norwest Shareowner Services (NSS), a division of Norwest Bank Minnesota, N.A., as the Transfer Agent, Registrar, Exchange Agent and Dividend Disbursing Agent for all Chorus shareholder-related transactions.

Please note you do not need to take any action as a result of this exciting development, unless you have uncashed dividend checks. Any outstanding Chorus, Mid-Plains, Inc. or Pioneer Communications, Inc. dividend checks dated during 1997 or earlier should be cashed no later than April 1, 1998.

NSS was chosen for many reasons, including their reputable responsiveness to shareholders, attention to detail, and range of service capabilities, all of which you will learn of in the coming weeks. In fact, for the fourth time in five years NSS has ranked first in overall satisfaction in a nationwide independent survey of commercial transfer agents. Therefore, we are confident the high level of service that you are accustomed to receiving will continue, and improve.

Effective February 1, 1998, questions or inquiries you may have regarding your account, including those concerning share transfers, dividend mailings, or lost certificates, may be directed to NSS by phone at 1-800-468-9716, by Internet at shareowner@aol.com, or by mail or delivery at:

            Mail:                             Delivery:
            Norwest Shareowner Services       Norwest Shareowner Services
            P.O. Box 64854                    161 North Concord Exchange
            St. Paul, MN  55164-0854          So. St. Paul, MN  55075

We encourage you to continue to walk into our corporate offices or contact our Corporate Secretary by phone at 1-800-277-0444, especially if you have questions concerning NSS. Thank you for allowing us to be of service to you and for your understanding and cooperation as we make these changes.

Sincerely,

/s/ Dean W. Voeks
Dean W. Voeks
President & CEO
Chorus Communications Group, Ltd.